FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 9, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 9, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have received a positive independent preliminary economic assessment for the Central Zone at their Pampa de Pongo iron deposit, Peru.

Item 5.	Full Description of Material Change

The Issuer reports that SRK Consulting (Canada) Inc. (“SRK”) has completed a Preliminary Economic Assessment (“PEA”) on the 750Mt Central Zone of the Pampa de Pongo Iron Deposit, located in the Marcona Iron District of Southern Peru, and have delivered a draft of their formal N.I. 43-101 PEA Technical Report.

According to Rio Tinto, the Marcona and Pampa de Pongo deposits are the largest iron accumulations with associated copper and gold along the western coast of South America.  At full planned production, Pampa de Pongo would produce 15 million tonnes of iron ore pellets per year, a total of 330 million tonnes through the currently proposed life of mine, which would be available for Asian markets.  For context, this output would equate to 35% of Vale’s total current pellet production (Vale is the global number one iron ore producer).

TABLE 1.  ECONOMIC SUMMARY

		Mine Life	Mean Annual**
Ore Production	million tonnes	578	24.1
Mine Life	production years	24
Iron Pellet Production	million tonnes	330	13.7
Payable Copper production	million lbs	535	22.2
Payable Gold Production	000 oz	493	20.5
Iron Pellet price	US¢/dmtu / US$/t	198¢ / $128
Copper price	US$/lb	$2.00
Gold price	US$/oz	$650
Gross Revenue	US$ Million	$43,595	$1,810
Net Smelter Return*	US$ Million	$43,350	$1,800
Post-Royalties	US$ Million	$42,050	$1,746
Site Operating Costs	US$ Million	$7,324	$304
Pre-Tax Operating Cash Flow	US$ Million	$34,726	$1,442
Initial Capital	US$ Million	$3,284
Sustaining Capital	US$ Million	$4,178
Total Capital	US$ Million	$7,462
Income and other taxes	US$ Million	$9,706	$403
Post-Tax NPV8%	US$ Million	$3,318
Internal Rate of Return %	%	18.0%
Undiscounted Total Post-Tax Cash Flow	US$ Million	$17,558	$729

* The NSR here reflects revenue from iron, copper and gold, net of all off-site costs. For iron the net revenue is the FOB sales price.

** Mean Annual figures are averaged over 24.1 production years, including ramp-up in the early years of production.  These figures are lower than those achieved during full production.

The Issuer cautions that the PEA is preliminary in nature, and includes 100% inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Accordingly, there can be no certainty that the results estimated in the SRK PEA will be realized.  The PEA results are only intended as a preliminary first-pass review of the potential project economics based on a minimal amount of information.  In addition, the cavability assessment of the deposit is preliminary as it is based on a limited number drillholes and, as such, substantial work is required to verify the current caving and output assumptions.

PROJECT BACKGROUND

Pampa de Pongo is located 38 kilometres from the San Juan deep-water port, on the Pacific coast of Peru, where a major expansion to mega-port status is scheduled to be completed ahead of projected production at the proposed mine.  The significance of this location, infrastructure and access to Asian markets cannot be overstated.  Highlights of the SRK PEA conclude that Pampa de Pongo would be developed as a 75,000 tonne/day underground block caving operation.  Ore would be crushed and ground, with an iron concentrate produced through wet magnetic separation, and a copper-gold by-product concentrate produced through flotation.  The iron concentrate would be converted into iron pellets at the port site.  Upon reaching full planned production, Pampa de Pongo would produce 15 million tonnes of iron ore pellets per year (a total of 330 million tonnes through current proposed life of mine), which would be available for Asian markets.

PROJECT HIGHLIGHTS & RESOURCE ESTIMATE

Pampa de Pongo is a world-class magnetite deposit, with Inferred Resources of 750Mt at a grade of 41.7% iron (Fe), 0.093% copper  (Cu) and 0.059 g/t gold (Au) defined in the Central Zone alone.  All economics in this news release refer to the Central Zone only.

The effective date of the Pampa de Pongo Iron Project, Preliminary Economic Assessment Technical Report Resource Estimate for Central Zone is September 30th, 2008.  Inferred mineral resources were estimated at a cut-off of 15% Fe and were classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves.  The database used to estimate mineral resources for the Central Zone was comprised of 5 drill holes and 1,011 Fe, Cu and Au assays.  Gold grades were capped at 0.4 g/t Au while Cu grades were capped at 0.3% Cu.  Two solids were generated with which to constrain grade interpolation.  The high grade shell generally comprised of >40% Fe grade which represents roughly 2/3rds of the inferred mineral resource and a second >15% Fe grade shell representing a hanging wall zone of lower grade and lower intensity of magnetite replacement.  Assays were composited to 2 metre intervals.  A total of 210 density determinations were used to generate a regression with iron grades which were subsequently used to assign density to the block model.  The block model comprised of 25 metre x 25 metre x 10 metre blocks, and grade was interpolated using inverse distance squared of iron grades weighted with specific gravity.  The assay and drillhole database and resource estimate was validated by SRK and found to be appropriate for the estimation of inferred mineral resources.  SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues that would materially affect the mineral resources.

SRK’s resource estimation on the South Zone is not yet complete - any additional economic impact from South Zone will be determined on completion of resource estimation and analysis of various mining scenarios (presently underway).

The East Zone was discovered in 1996 when a single hole was drilled by Rio Tinto.  In 2008, the Issuer completed a new magnetic survey, from which 3D magnetic modeling suggests potential for up to an additional 400Mt of magnetite mineralization.  The Rio Tinto drillhole in this area intersected 192 metres of magnetite mineralization on the extreme southern edge of the anomaly and this target is now a priority for exploration drilling.

The North Zone is another priority magnetic anomaly, which remains untested to date.

PROJECT CONTEXT

Vale, the world’s largest iron ore producer, currently produces 43Mt of iron ore pellets from 23 mines and exports pellets from 9 plants via 4 shipping terminals.  By 2012, with various expansion plans realized, Vale would produce 65Mt of iron ore pellets from 26 mines and export pellets from 12 pelletizing plants via 5 shipping terminals.  Pampa de Pongo would produce 15Mt (35% of Vale’s current production) from a single pelletizing plant, via a single port on the Pacific coast of Peru.

This percentage does not take into account any potential upside from South Zone (where resource estimation is in progress) or from any advanced exploration on the East Zone (where 3D magnetic modeling indicates potential for up to an additional 400Mt of magnetite mineralization).  These production levels, together with existing production from Marcona Mine (35 kilometres to the northwest) would put the Marcona District on the world stage as a premier source of iron ore for Asia.

FINANCIAL ANALYSIS

At the base case iron pellet price of 198 US cents per dmtu (US$ 128/tonne) the estimated after-tax NPV8% is US$3.3 billion and the real project after-tax internal rate of return is 18%.  The life of mine project revenue, net of all off-site costs and project royalties and including copper and gold credits, is estimated at US$42 billion, equating to an average annual net revenue of US$1.75 billion.  Life of mine operating costs are estimated at US$7.3 billion, or US$304 million on an average annual basis.  Life of mine net pre-tax operating cash flow is estimated at US$34.7 billion or US$1.44 billion average annually.

The operating costs are approximately 17% of net revenue, providing a very high project operating margin.  On a per tonne basis, the net revenue (pre-tax) after all off-site costs and royalties and including copper and gold credits is approximately US$127 per tonne of pellets sold, with the corresponding total cost of production approximately US$22 per tonne of pellets sold, yielding net operating cash flow per tonne of pellets produced of US$105.

CASH FLOW MODEL INPUTS AND ASSUMPTIONS

Mining Method – Underground mining in Central Zone would consist of two adjacent block caves.  Mine design and scheduling is driven by NPV and IRR.  The current mine plan extracts only ¾ of the in situ inferred resources.

Production – Planned mine production rates are 75,000 tonnes per day (tpd) or approximately 27 million tonnes per annum (mtpa).  Total production (mill feed) over current 24 year Life of Mine (LOM) is estimated at 578 million tonnes (Mt).

Grade Factor – Grade factor is estimated at 90% (10% dilution).  Block caving should yield lower levels of dilution in the early years of production.

Processing - Iron recovery is 93.4% with a final pellet grade of 64.5% iron, while copper and gold recovery from concentrate is conservatively estimated at 50% each.

Payable Metal - Pampa de Pongo would produce, on a LOM basis, 330Mt of blast furnace pellets grading 64.5% iron, 535 million pounds of copper and 493,000 ounces of gold.  MIDREX Technologies is currently evaluating the suitability of the Pampa de Pongo pellets as Direct Reduction pellets, which would attract a 10% premium on price.

Central Zone Inferred Resource – Central Zone contains NI 43-101 compliant inferred resources of 750 Mt at 41.7% iron, 0.093% copper and 0.059 g/t gold.  The proposed LOM plan portion of the inferred resource is 578 Mt @ 39.4% iron, 0.09% copper and 0.05 g/t gold (after application of 90% grade factor), extracted over a 24 year LOM.

Operating Cost – Operating cost is estimated at approximately US$13 per tonne of ore milled or US$22 per tonne of pellets produced.

Capital Cost – Pre-production capital is US$3.3 billion.  Expansion and sustaining capital is US$4.2 billion.  All capital costs include 20% contingency.

Metal Price Assumptions - In order to demonstrate robust economics, three separate future price estimates have been utilized, as follows:

1.

US¢154/dmtu ($99/t)

3-year average Blast Furnace pellet price (based on Brazilian operations);

2.

US¢198/dmtu ($128/t)

long-term price from an independent study; and

3.

US¢230/dmtu ($148/t)

long-term price from recent and comparable economic assessments.

CASH FLOW RESULTS

Table 2 summarizes the pre-tax and post-tax Net Present Value (NPV) and Internal Rate of Return (IRR) for three price scenarios.  NPV remains robust at all discount rates and at all pricing levels.

Table 2: Cash Flow Results

The Issuer anticipates that the final version of the SRK PEA Technical Report will be delivered, and thereafter filed on SEDAR, prior to the end of October, 2008.

Qualified Person

Mr. Gordon Doerksen, P.Eng., Mr. Marek Nowak, P.Eng. and Mr. George Wahl, P.Eng. (all of SRK Consulting (Canada) Inc.), each of whom is a qualified person as defined by National Instrument 43-101, are each responsible for portions of the PEA Technical Report and have reviewed the scientific and technical information that forms the basis for this material change report.  All of these qualified persons are independent of the Issuer.

Gordon Doerksen P.Eng. is a Principal Consultant – Mining with SRK in Vancouver.  Mr. Doerksen has 23 years of experience in the mining industry, mainly at operating mines in North America and Africa.  He has conducted and managed engineering studies for a variety of commodities in Asia, South America, North America and Africa.

Marek Nowak, P. Eng, has over 25 years of experience in the mining industry.  Mr. Nowak specializes in natural resource evaluation and risk assessment using a variety of geostatistical techniques.  He has worked on a variety of studies for operating mines and on advanced exploration projects, which included validation of large databases, studies of sample biases, resource estimates, reconciliation, and simulation of grade control models.

George H Wahl, P. Geo has over 20 years of experience.  Mr. Wahl is a resource geologist who has worked with clients to advance their projects from exploration through to basic engineering.  He has worked on several iron ore projects in Carajas, Corumba, and the Iron Quadrilateral in Brazil, as well as on several iron ore projects in the Labrador Trough and another on Baffin Island.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

October 9, 2008